Filed by Zimmer Holdings, Inc.
Commission File No. 001-16407
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Centerpulse AG
Commission File No. 001-14654

On May 20, 2003, the following materials were made available on the website of Zimmer Holdings, Inc.

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Disclaimer This document contains forward-looking statements within safe harbor provisions of the Private Securities Litigation Reform Act of 1995 based on current expectations, estimates, forecasts and projections about the orthopaedics industry, management's beliefs and assumptions made by management. Forward-looking statements may be identified by the use of forward-looking terms such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "targets," "forecasts," and "seeks" or the negative of such terms or other variations on such terms or comparable terminology. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to, price and product competition, rapid technological development, demographic changes, dependence on new product development, the mix of our products and services, supply and prices of raw materials and products, customer demand for our products and services, our ability to successfully integrate acquired companies, control of costs and expenses, our ability to form and implement alliances, international growth, U.S. and foreign government regulation, product liability and intellectual property litigation losses, reimbursement levels from third-party payors, general industry and market conditions and growth rates and general domestic and international economic conditions including interest rate and currency exchange rate fluctuations. In particular, forward-looking statements as to Zimmer's financial and business performance following the proposed acquisitions should be qualified by the absence of any opportunity on the part of Zimmer to perform due diligence on Centerpulse or InCentive Capital, a significant shareholder of Centerpulse. These forward-looking statements may be significantly different had such due diligence review been undertaken. For a further list and description of such risks and uncertainties, see the reports filed by Zimmer with the U.S. Securities and Exchange Commission. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers of this document are cautioned not to place undue reliance on these forward-looking statements, since, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this document. This document also contains certain non-GAAP financial measures. A reconciliation of such information to the most directly comparable GAAP financial measures will be furnished in our disclosure materials filed with the U.S. Securities and Exchange Commission and may be accessed from the Zimmer website at www.zimmer.com. This document is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer will be made only through a registration statement and related materials, including a tender offer statement. Zimmer and its directors, officers and other members of its management and employees also may be soliciting proxies from Zimmer stockholders in connection with the proposed exchange offers. Investors and security holders should note that the proposed exchange offers described in this document have not been agreed to by Centerpulse or InCentive Capital and are subject to certain conditions. When and if Zimmer proceeds with the proposed exchange offers, it will file appropriate disclosure materials with the U.S. Securities and Exchange Commission and Swiss Takeover Board. Investors and security holders of Centerpulse, InCentive Capital and Zimmer are advised to read these disclosure materials when they become available, because the disclosure materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials (when they become available) and other documents filed by Zimmer with the U.S. Securities and Exchange Commission at the SEC's website at www.sec.gov. The disclosure materials, when they are filed, and other documents of Zimmer may also be obtained from Zimmer upon request by directing such request to Sam Leno at (574) 372-4790.

Superior strategic and financial transaction Unique and ideal pure-play orthopaedic partners Leading market positions, technology and scale BACKGROUND CREATED BY CROPPING SCREEN CAPTURES OF PLAIN DIVIDER SLIDE AND BODY SLIDE AND GROUPING THEM TOGETHER Creating the # 1 Pure-Play Orthopaedics Company

Transaction Details CHF 120 cash + 3.68 Zimmer shares per Centerpulse share Total value CHF 350 based on Zimmer price as of May 19, 2003 20% premium to May 19, 2003 closing price 18% pro forma ownership of combined company by Centerpulse shareholders CHF 4.2 billion implied equity value / CHF 4.5 billion implied enterprise value Formal offer expected to be launched June 17, 2003 EPS accretive first year before synergies and one-time charges

# 1 Pure-Play Orthopaedics Company Premier, Innovative, Global Orthopaedics Company Leading Technology MIS Alternate Materials CAS Biologics Disc / Nucleus Leading Scale $2 billion+ sales 100,000+ SKUs 2,000+ sales people 1,000,000+ ft2 mfg 1,000+ patents Leading Positions #1 Reconstructive #1 Hips #1 Knees #1 Europe #1 US & Japan

Zimmer and Centerpulse Standalone

Founded 1927 by Justin O. Zimmer in Warsaw, Indiana Successful spin-off from its former parent in 2001 NYSE: ZMH / S&P 500 Company with $9 billion+ market cap A world leader in reconstructive and trauma products 3,600 employees; 1,300 sales people; 8,000 products; 70 countries Zimmer Overview 2002 Sales: $1.4 Billion Recon OSP Trauma Americas Europe Asia- Pacific

Proven Results From a Focused Team New Management Team (1) Share of reconstructive implant and fracture management product sales. (2) Unaudited results. Zimmer 1998-2002 Organic Sales CAGR = 12% ($ in Millions) Total Sales Global Share(1) (2) (2)

Zimmer Long-Standing Strategy New Markets Spine New Geographies Europe New Products "New Patient" Strategies

New Products New Markets Spine New Geographies Europe New Products "New Patient" Strategies

Zimmer "New Patient" Philosophy New Products "New Patient" Strategies Revision Innovative Materials Hybrid Biologics DTC Lifestyle Designs MIS Younger, active and better informed patients.

New Geographies New Markets Spine New Geographies Europe New Products "New Patient" Strategies

Favorable demographics and unmet demand Largest hip market in the world Hip to knee ratio at 2.5 to 1 Recon implant sales growing at 10+% Europe represents 12% of Zimmer sales Compelling European Opportunity Zimmer's strategy is aligned with European opportunity.

New Markets New Markets Spine New Geographies Europe New Products "New Patient" Strategies

Compelling Opportunities in Spine Spine Market CAGR = 25% ($ in Millions) Fastest growing segment at 20-25% CAGR Highest profitability segment at ~80% gross margins International potential (U.S. currently ~80%) Source: Wall Street equity research and Zimmer Management. 2002 Market Share Other 27

Founded in 1963, with headquarters in Zurich, Switzerland SWX: CEPN / NYSE ADR: CEP with $2.5 billion+ market cap European leader in reconstructive products 2,813 employees; 80 countries Centerpulse Overview (1) 2002 average exchange rate of CHF 1.56 / US $. Sales for continuing operations. 2002 Sales: $796 Million(1) Recon Dental Spinal North America Europe ROW Trauma

Zimmer Perspective on Centerpulse Loyal surgeon relationships Positive sales momentum Improving profitability History of innovation Pure orthopaedic company post divestitures

Zimmer and Centerpulse Combined

Zimmer Completes Centerpulse's Public Strategy

Centerpulse's Public Strategy	Zimmer's Contributions
Increase U.S. and Japan salesforce from 285 to 370	Adds ~900 sales people in U.S. and Japan
Maintain market leading position in Germany, France, Italy, Switzerland	Enhances share in Centerpulse's target countries; strength in Spain and Italy
Add modular hip system	A leading modular hip
Increase cash flow generation and operating efficiency	Leading EBITDA margins of 35+% and best in class working cap management
MIS instrumentation and techniques	Pioneer in advanced orthopaedic Minimally Invasive Solutions™ (MIS™)

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Zimmer and Centerpulse = Leadership Product Sales and Market Share Disease "Continuum of Care" Geographic Sales and Market Share Future Technology Investments ?

Creates the Pure-Play Leader in the Served Global Orthopaedics Market ($ in Millions) Note: For 2002. Includes hips, knees, shoulders, elbows, spine, trauma and dental markets. Source: Company annual filings, Wall Street equity research and Zimmer Management. +

Combined Sales by Product Segment Recon OSP Trauma ($ in Millions) Dental Spinal OSP Spinal (1) Represents sales from continuing operations. Dental Trauma Recon Recon Trauma Zimmer 2002 Sales: $1,372 Centerpulse 2002 Sales (1): $796 Zimmer + Centerpulse 2002 Sales: $2,168

Creates The Largest Reconstructive Company . . . Note: For 2002. Includes hips, knees, shoulders, elbows and dental markets. Source: Company annual filings and Wall Street equity research. ($ in Millions) +

.. . . With Strength in Key Products Hips Knees Shoulders and Elbows Dental Source: Company annual filings, Wall Street equity research and Zimmer management. ($ in Millions) + + + +

Zimmer and Centerpulse = Leadership Product Sales and Market Share Disease "Continuum of Care" Geographic Sales and Market Share Future Technology Investments ? ?

Completes Reconstructive Continuum of Care: Hips Zimmer Centerpulse End Stage Treatment Mid Stage Treatment Early Stage Treatment

Completes Reconstructive Continuum of Care: Knees Zimmer Centerpulse Early Stage Treatment Mid Stage Treatment End Stage Treatment

Provides Platform in Spine & Trauma Spine Trauma Source: Company annual filings and Wall Street equity research. ($ in Millions) + +

Adds Spinal/Dental and Completes Trauma (1) Implex Corporation. (2) Under clinical trials. Zimmer Centerpulse

New products (e.g. Dynesys) Leverage MIS programs Increase salesforce Merge disc / nucleus discovery Invest in biologics Spine Business Strategy Full Range of Spinal Products Interbody Fusion Cages Instruments - rods, screws, plates, hooks Allograft and Bone Materials Artificial Disc and Nucleus 2002 Sales: $115 million North America Europe Japan Growth Strategies

Zimmer and Centerpulse = Leadership Product Sales and Market Share Disease "Continuum of Care" Geographic Sales and Market Share Future Technology Investments ? ? ?

Combined Sales by Geographic Area

($ in Millions)

Zimmer	Centerpulse	Zimmer + Centerpulse
2002 Sales: $1,372	2002 Sales [(1)]: $796	2002 Sales: $2,168



Asia-Pacific
20%
12%
Europe
68%
Americas
ROW
9%
43%
48%
Europe
North America
ROW
16%
25%
Europe
59%
Americas

(1) Represents sales from continuing operations.

Note: Combined Americas includes Americas sales for Zimmer and North America revenue for Centerpulse.
Combined ROW includes Asia-Pacific sales for Zimmer and ROW revenue for Centerpulse.

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Provides Leadership in Each Major Geographic Market #2 in Asia-Pacific / ROW #1 in Japan #1 in Europe #1 in North America / #1 in U.S. ($ in Millions) Note: Zimmer defines reconstructive as hips, knees, shoulders, elbows and dental markets. Source: Company annual filings, Wall Street equity research and Zimmer Management. 2002 Reconstructive Sales Global and regional market leadership. #3 #6 #1 #5 #1 #1 #3 #2 #9 Combined Combined Combined

Zimmer and Centerpulse = Leadership Product Sales and Market Share Disease "Continuum of Care" Geographic Sales and Market Share Future Technology Investments ? ? ? ?

Combined R&D Commitment to Future Technologies Transformational implants and techniques Co-develop imaging and guidance tools Metrology and Tribology Orthopaedic biologics Zimmer + Centerpulse R&D ($ in Millions) 2002 R&D as % of Sales (1) Centerpulse data for continuing operations. (1)

Combined Portfolio of Future Technologies Zimmer Centerpulse

Transaction Financial Highlights

Zimmer Statement of Earnings - Fiscal Year 2002 ($ in Millions, except EPS) (1) Note: 2001 adjusted results, excluding separation costs and including annualized interest expense.

Zimmer 2002 Growth At a Glance Note: Growth rates shown are 2002 over 2001 adjusted (i.e., excluding separation costs and including annualized interest expense.) Earnings growth outpaces sales growth.

Key Statistics - 2002 vs. 2001 ($ in Millions) (1) 2001 & 2002 EBITDA adjusted to reflect pro forma impact of instrument accounting policy adopted in Q1 2003; 2001 figures adjusted to exclude separation costs and include annualized interest expense.

Zimmer Delivers Strong Free Cashflow Debt Balance Trends - Since Spin-off ($ in Millions)

Centerpulse Aligns with Zimmer's Acquisition Criteria Complement organic growth with disciplined acquisitions EPS accretive in 0-24 months before synergies Strategic and cultural fit Clear integration strategy "Stick to orthopaedic knitting" Maintain financial flexibility Long term EPS growth greater than 15% ? ? ? ? ? ?

Combined Financial Highlights $2.2 billion 2002 sales and EBITDA margin of 30+% Accretive to 2004 First Call EPS ($1.91 on May 18) without synergies and one time charges Projected to be debt free by end of 2006 $70 to $90 million of annual pre-tax synergies by year three Synergies execution and other one time costs Cash costs related to synergies execution: ~$160 million Non-cash charges (inventory step-up, in process R&D): preliminary estimate of ~$250 million

Strong Combined Growth & EBITDA Margins Year Ended December 31, 2002 ($ in Millions) (1) Zimmer 2002 EBITDA and EBITA adjusted for pro forma impact of instrument accounting change implemented in Q1 03. (2) Centerpulse 2002 data for continuing operations. (3) Excludes potential US GAAP accounting adjustments.

Maintain Financial Flexibility (1) Based on Zimmer and Centerpulse as of 3/31/03. Exchange rate of CHF 1.35 / US $. ($ in Millions)

Strong Combined Credit Profile Projected statistics consistent with investment grade credit

Benefits to Centerpulse Stakeholders Shareholders Consideration Equity ownership Cash premium Highly liquid equity Commitment Winterthur and Europe long term Performance based culture "Nationals" management Capabilities Comprehensive product solutions Medical education Advanced surgical techniques Employees Surgeons

Zimmer's Nominal Offer is Dramatically Superior +10% Note: Smith & Nephew closing stock price of £3.81 on March 19, 2003 (closing price prior to Smith & Nephew offer). Zimmer closing stock price of $48.28 on May 19, 2003 (closing price prior to Zimmer offer). Stock Portion Cash Portion Total Value +63% +24% CHF 2.8 B CHF 2.5 B CHF 1.4 B CHF 0.9 B CHF 4.2 B CHF 3.4 B

Zimmer Delivers Superior Operating Results Source: Zimmer annual report and Smith & Nephew 20-F filing. Note: Growth in reporting currency. Pro forma Zimmer Margin in 2002 and 2001 reflecting instrument accounting policy implemented in Q1 2003. 2001 adjusted results exclude separation costs and include annualized interest expense. Sales Growth EBITDA Growth EBITDA Margins 2001 2002 2001 2002 2002 2001 TO FIT GRAPHS ON PAGE AND STILL KEEP THEM BIG THESE ARE 7 SEPARATE CHARTS...

Zimmer Stock Price Performance vs. Indices Zimmer's relative growth exceeds peers by > 5x. (BMET, SNN, SYK)

Projected Timetable May 20: Pre-announcement of offers for Centerpulse and InCentive Capital June 17: Formal launch of offers August 12: End of offer period (40 Swiss trading days) August 18 - 29: Additional acceptance period

Conclusions Superior strategic and financial transaction Unique and ideal pure-play orthopaedic partners Leading market positions, technology and scale Creating the # 1 Pure-Play Orthopaedics Company

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ADDITIONAL DETAILS

Balanced Worldwide Reconstructive Revenues Hips Knees Other Zimmer 2002 Sales: $1,062 ($ in Millions) Centerpulse 2002 Sales: $670 Zimmer + Centerpulse 2002 Sales: $1,732 Hips Knees Other Americas Europe Asia Pacific North America Europe ROW Hips Americas Knees Other Europe ROW By Product By Geography Dental Dental Note: Zimmer defines reconstructive as hips, knees, shoulders, elbows and dental markets. Source: Company annual filings, Wall Street equity research and Zimmer Management estimates.